 July 14, 2010

VIA EDGAR
EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Ms. Michelle Roberts

            Re:  Withdrawal of Post-Effective Amendment on Form N-1A
                        Accession Number: 0000907244-10-000914 (File No.: 333-74283)

Ladies and Gentlemen:

                Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the above-captioned Post-Effective Amendment to the Registration Statement filed on Form 485(b) under the Securities Act of 1933 on July 13, 2010 (the "Registration Statement") for Wells Fargo Variable Trust (the "Trust").  The filing was Post-Effective Amendment No. 27.

                The filing on Form 485(b) under the Securities Act of 1933 for the Trust was filed in error. This filing should have been filed on Form 485(a) under the Securities Act of 1933, as per your request. Upon grant of the Commission’s consent hereto, we will re-file the Registration Statement on Form 485(a) under the Securities Act of 1933.

                No securities were sold in connection with this offering.

                Please direct all inquiries to Lawrence Hing of Wells Fargo Law Department at 415-947-4805.

                                                                                                                Very truly yours,

                                                                                                                \s\ Lawrence Hing

                                                                                                               Lawrence Hing